                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the months of AUGUST 2000
                  ------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
-------------------------------------------------------------------------------
                (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                     Form 40-F   X
          -----                                                         -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes               No   X
                                -----            -----

                                PRESS RELEASE
                                     AND
                           SECOND QUARTERLY REPORT
                                     OF
                              QUEBECOR WORLD INC.
                            FILED IN THIS FORM 6-K

Documents index

1.  Press Release dated August 3, 2000 (#21/00);

2.  Material sent to shareholders by Montreal Trust Company on August 25, 2000:

    -  Quarterly Report (ending June 30, 2000)

AUGUST 3, 2000                                                            21/00

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 1


        QUEBECOR WORLD COMPLETES SALE OF ITS CD-ROM REPLICATION BUSINESS

MONTREAL - Quebecor World today announced it has closed the sale of its North American CD replicating and fulfillment facilities in Fife, Washington and Westborough, Massachusetts to Vancouver-based Q-Media for total consideration of US$ 63 million. The sale price is comprised of US$ 42 million of cash, US$ 21 million in other consideration ultimately convertible into Q-Media shares.

Charles Cavell, President and CEO of Quebecor World stated, "We are pleased to confirm the transaction essentially completes our program to exit non-core operations to allow us to focus on our core business. The cash component of the sale price will be used for general corporate purposes, including, but not limited to, the purchase of shares under the company's normal course issuer bid announced in April. The equity component is indicative of our confidence in the benefits of this strategic combination. The larger CD replication company will be better positioned to efficiently serve its North American blue chip clientele."

Quebecor World's European CD replication facilities were divested in a private transaction completed in May. Terms were not disclosed.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tony Ross
Director, Corporate Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

                                      Report to Shareholders
                                      Second Quarter 2000

                            The Evolution of
                                Print Media
                           [QUEBECOR WORLD LOGO]

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended June 30
(In millions of US dollars, except per share data)

                                                 Three months                               Six months
-------------------------------------------------------------------------------------------------------------------------
                                             2000           1999         Change         2000           1999        Change
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                    1,549.1        944.3          64%         3,179.5        1,854.8         71%
Operating income before amortization          255.9        145.2          76%           487.6          259.0         88%
Operating income                              167.7         85.8          95%           305.9          142.3        115%
Net income                                     62.8         45.2          39%           100.4           68.4         47%
Cash provided from operating activities       216.9        164.4          32%           289.5          233.4         24%
Free cash flow from operations*               163.0        125.6          30%           205.9          163.7         26%
Operating margin before amortization           16.5%        15.4%                        15.3%          14.0%
Operating margin                               10.8%         9.1%                         9.6%           7.7%
-------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION
REVENUES
   United States                            1,044.5        459.1         128%         2,176.6          925.4        135%
   Canada                                     260.8        243.6           7%           508.3          464.1         10%
   Europe                                     217.9        219.2          (1)%          445.2          422.3          5%
   Latin America                               26.2         22.9          14%            51.7           44.5         16%

OPERATING INCOME
   United States                              116.3         39.4         195%           215.8           63.4        240%
   Canada                                      29.1         27.1           7%            49.2           43.6         13%
   Europe                                      14.9         16.0          (7)%           28.3           27.5          3%
   Latin America                                1.2          1.5         (20)%            2.9            4.4        (34)%

OPERATING MARGINS
   United States                               11.1%         8.6%                         9.9%           6.9%
   Canada                                      11.2%        11.1%                         9.7%           9.4%
   Europe                                       6.8%         7.3%                         6.4%           6.5%
   Latin America                                4.6%         6.6%                         5.6%           9.9%
-------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Cash earnings**                              $ 0.51       $ 0.41          24%         $  0.86        $  0.62         39%
Net income                                   $ 0.41       $ 0.36          14%         $  0.65        $  0.54         20%
Dividends                                    $ 0.08       $ 0.07                      $  0.15        $  0.14
Book value                                                                            $ 14.58        $ 12.42
-------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                                                                         157.8          267.0
Total assets                                                                          6,529.8        3,859.1
Long-term debt                                                                        2,643.7        1,039.8
Shareholders' equity                                                                  2,359.4        1,735.1
Debt-to-equity ratio                                                                    53:47          37:63
-------------------------------------------------------------------------------------------------------------------------

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.
**  Earnings per share before goodwill amortization.


2                                                                  Page 5 of 16

Message to Shareholders

[CHARLES G. CAVELL PICTURE]

Quebecor World Inc. is pleased to report the highest 2nd quarter operating margin in the company's history, at 10.8%. Organic growth was an impressive 5%, almost doubling that during the same period in 1999. Quebecor World has accomplished all of this while undertaking the largest equipment restructuring in the history of the commercial printing industry.

For the three-month period ended June 30, 2000, consolidated revenues increased 64% to reach $1.5 billion, compared with $944 million in 1999. For the quarter, net income reached $63 million, from $45 million for the corresponding period in 1999. Earnings per share amounted to $0.41, an increase of 14% from $0.36.

For the six months ended June 30, 2000, consolidated revenues amounted to $3.2 billion, a 71% increase over the $1.9 billion in 1999. Net income rose 47% over 1999 to reach $100 million. Earnings per share during this period amounted to $0.65 from $0.54 in 1999, a 20% increase.

Quebecor World's ability to generate significant free cash flow is an indication of the true strength of the Company. Free cash flow from operations reached $206 million in the first six months of 2000, most of which was used to reduce debt from the World Color transaction. Reduction of this debt is well on target. Last year, at the time of the acquisition, our debt to equity ratio was 62:38. At the end of this quarter it had been reduced to 53:47. We are confident that with our ability to generate cash and the commitment of our management, Quebecor World will achieve its debt/equity target of 1:1 by the end of fiscal 2000.

THE MARKET
GROWING DEMAND FROM NEW MEDIA AND NEW SERVICES

The Internet and New Media continue to drive the organic growth of Quebecor World. To date, the number of dot.com companies seems to be growing endlessly. These new-economy companies are finding they must advertise their Websites to be viable and are using print to attract traffic. In the U.S. a newspaper insert, Access Media, has just one aim - to advertise Websites. Six million copies of Access Media are distributed to U.S. customers every week. E-tailers are also using print catalogues to establish brand (site) loyalty. For example, Quebecor World prints a magazine for pets.com, an online retailer of pet products, information and resources. This magazine is one of this e-tailer's most effective tools in generating traffic to the Website.

Printing is becoming more than simply ink on paper. Quebecor World is developing new and profitable ways to add value for its customers, both offline and online. The Company's new entity, Que-Net Media, is an excellent example. It offers a variety of pre-media services such as digital photography, digital text and page assembly, providing clients with a formidable pre-press or Website platform.

To illustrate, Que-Net Media recently took more than 2,500 digital images of Hard Rock Cafe's memorabilia collection for the company's new Website. It also finished shooting 360-degree IPIX images of restaurant interiors, allowing visitors to Hard Rock Cafe's Website to view them on their computers. Que-Net Media also worked with Avon Products Inc. to install a new Digital Asset Management System that integrates databases of product shots, model shots and copy, relating them by page and campaign. This, in turn, reduces production time for Avon print products.

In addition to providing our customers with better service, this value-added business will offer the Company better margins and better returns on capital employed, to the benefit of our shareholders.

NEW ALLIANCE FOR THE NEW ECONOMY

To help Quebecor World customers take full advantage of the new economy, we have entered into a strategic agreement with Nurun Inc. (TSE:IFN). This partnership provides customers with a one-stop shopping approach to their print and Web needs. Under the agreement, Nurun becomes a preferred supplier to Quebecor World. In turn, Quebecor World customers will benefit from Nurun's comprehensive e-commerce and Web-based automated publishing solutions.

                [QUEBECOR WORLD LOGO]          [NURUN LOGO]

Nurun's technology expertise, combined with Quebecor World's proven digital capabilities, will allow Quebecor World and its customers to exploit the full potential of print and the Internet. Nurun is also mandated to develop a corporate-wide e-commerce and strategic IT plan that will allow Quebecor World to further maximize its operating efficiencies.

The five-year agreement includes a $40-million commitment from Quebecor World. On this basis, Nurun has agreed to issue 500,000 units, each consisting of one share and one five-year warrant convertible into a common share of Nurun, at both an issue price and exercise price of CDN$40.


Page 6 of 16                                                                 3

INTEGRATION OF WORLD COLOR

The Company is extremely pleased with the integration of World Color operations to date. In addition to achieving earning targets, we are reducing administrative costs (one corporate head office instead of two, one unified sales force), increasing economies of scale and significantly improving efficiencies. Our aim has been to create larger, more specialized plants, geographically located to optimize efficiencies of distribution. This objective will be largely realized before year-end.

As part of achieving this objective, we have closed several major facilities and made reductions in our workforce. We have also increased production capacity at facilities such as our Dyersburg, Tennessee facility, which specializes in the manufacture and distribution of high quality magazines and catalogues.

We created a "mega-facility" in Buffalo, combining all of Quebecor World's mass market paperback production. Our Buffalo facility has the world's fastest mass market book press. When publishers need an "instant book" to hit newsstands immediately, they turn to Quebecor World Buffalo.

NEW GROWTH OPPORTUNITIES IN DISTRIBUTION

A major benefit of the World Color merger has been a significant improvement in the Company's ability to provide cost-effective, efficient and trackable distribution services. These services are centralized through Quebecor World Logistics, conveniently located at "Cornerstone", just outside Chicago's O'Hare airport. This division, led by Dan Scapin, develops the most effective way of moving product from Quebecor World plants to customers' homes, newsstands, newspaper distribution systems, warehouses and numerous other locations.

Quebecor World is the largest shipper into the U.S. postal system (3 billion pounds of mail annually). In addition, Logistics Services is able to guarantee a larger percentage of on-time home deliveries than most other printers. The merger of the two companies' mail list technologies allows Quebecor World to produce a mailbundle that is in the walking route of your local mailperson. Proprietary technology is used to track product, enabling the Company to tell the customer where it is at any given time. This is allowing Quebecor World, in less than one year, to provide the most competitive pricing and top quality distribution service to its customers.

Due to the huge volumes and increasingly efficient management of this part of the business, we expect it to be a significant revenue opportunity as we move forward.

INDUSTRY INITIATIVES

Quebecor World has established its own private, Web-enabled business-to-business exchange, expanding on its existing global procurement activities. Based in Fribourg, Switzerland, this initiative is allowing Quebecor World to reduce costs and improve operating margins by aggregating demand for items such as ink and paper across its network, reducing costs and improving operating margins. Recognizing the opportunities to further reduce costs and accelerate the adoption of new technologies through B2B purchasing, the Company has been in discussion with leading participants and key suppliers in the North American and European print media industry.

During the quarter, Quebecor World initiated discussions with three other major printers with the goal of creating further supply-chain efficiencies. By establishing standards, leveraging enabling technologies and accelerating the adoption of e-commerce, the four companies are working together to streamline the print process and the procurement of strategic and other materials. We hope this will encourage broad participation among printers, customers and suppliers worldwide, reducing inventory levels and lowering transaction costs.

In a separate but related move, in June, Quebecor World joined several other leading printing and publishing companies, including Meredith Corporation, The New York Times Company Magazine Group, The Reader's Digest Association, in agreeing to test electronic formats for communication between publishers and printers. This group is currently evaluating XPP, a powerful tool based on XML, which is considered to be the premier emerging protocol for Internet-based transactions. Once its preliminary work is complete, the team hopes to share its findings with other interested parties, with the goal of beginning to develop open standards for the industry and, as a result, improve operating efficiency.

FINANCING

On July 12, Quebecor World issued Senior Notes for a principal amount of $250 million, comprising two tranches - the first, 10-year Senior Notes for $175 million, and the second, 12-year Senior Notes for $75 million. The Company's key objectives were to extend the average term of its long-term debt as well as diversify funding sources. The private placement was successful on both counts and was very well received by the U.S. capital markets. Proceeds are being used to pay down acquisition bank debt and for general corporate purposes.

NORMAL COURSE ISSUER BID

Management continues to believe Quebecor World stock is significantly undervalued. For this reason, as of June 30, 2000, Quebecor World repurchased a total of 557,408 shares for cancellation under its Normal Course Issuer Bid, announced April 4, 2000. The total cash cost was CDN$16.8 million, with an average cost per share of CDN$30.17.


4                                                                 Page 7 of 16

The Company believes the purchase of Subordinate Voting Shares under the issuer bid is a good investment and will continue to actively repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring.

DIVIDEND

The Board of Directors declared a dividend of $.08 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable September 1, 2000 to shareholders of record at the close of business on August 17, 2000.

APPOINTMENTS

Quebecor World made several key appointments during the second quarter. Denis Marceau, formerly Vice President, Human Resources, Quebecor World Canada, has accepted the broader role of Vice President, Human Resources, Quebecor World. Rounding off the Company's newly strengthened European management team, Mark D'Souza formerly Vice President and Treasurer, Quebecor World, was appointed Chief Financial Officer, Quebecor World Europe. Taking over the position of Vice President and Treasurer is Denis Aubin, a new addition to the company, with extensive experience in treasury and banking operations. Tony Ross, most recently Executive Producer of CBC Television in Montreal, joins the company as Director, Communications, Quebecor World.

Reflecting the company's commitment to its shareholders, the new position of Director, Corporate Finance and Investor Relations was created. Jeremy Roberts, previously Assistant Treasurer, Quebecor World, will assume this role effective September 4, 2000. Richard Tremblay, with Quebecor World for 12 years, was appointed President, East Group, Quebecor World Canada. John Jamieson, previously Vice President, Finance for Quebecor World Canada, was appointed Senior Vice President, Finance and Administration for Quebecor World Canada.

The Board of Directors is also pleased to announce the appointment of Reginald K. Brack as a Director of Quebecor World. Mr. Brack is currently Chairman Emeritus of Time Inc., following a very extensive career in the publishing industry.

OUTLOOK

Quebecor World delivered record results for the first half of 2000. The restructuring of U.S. operations, as well as organic growth driven by Internet-related demand, is helping to produce significantly improved margins. Through the balance of the year, the Company will be completing the integration of its newly restructured U.S. manufacturing operations and expects that, as additional synergies are realized, its financial performance will continue to improve.

We further anticipate that as the digital age generates more print demand, investors will return to our sector and, in particular, recognize the special value and growth potential of Quebecor World.

/s/ Jean Neveu                          /s/ Charles G. Cavell
JEAN NEVEU,                             CHARLES G. CAVELL,
Chairman of the Board                   President and Chief Executive Officer

Montreal, Canada, August 2000


Page 8 of 16                                                                 5

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

RECENT DEVELOPMENTS

Quebecor World Inc. is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, books, specialty printing and direct mail, directories, pre-media and other value-added services. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Sweden, Finland, Austria, India, Chile, Argentina, Peru, Colombia and Mexico.

We continue to focus on the integration of operations following the merger with World Color Press ("WCP") and to maximize free cash flow.

RESULTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2000 COMPARED WITH
SIX MONTHS ENDED JUNE 30, 1999

Consolidated revenues increased $1.3 billion or 71% to $3.2 billion in 2000 from $1.9 billion in 1999. The increase is largely due to the inclusion of WCP operations acquired in August 1999. In addition, organic growth for the combined operations of Quebecor World reached 5%, almost double that of 1999.

Cost of sales increased $1.0 billion or 70% to $2.5 billion in 2000 from $1.5 billion in 1999. Gross profit margins improved to 23% in 2000 from 22% in 1999 due to efficiencies from retooling certain plants in the United States and net cost savings and synergies resulting from the integration of acquired businesses.

Selling, general and administrative expenses increased 61% or $91 million to $241 million in 2000 from $150 million in 1999. The increase was due primarily to the acquisition of WCP. Selling, general and administrative expenses as a percentage of revenues decreased slightly from 1999 to 2000 due to benefits derived from cost-saving initiatives such as the consolidation of general and administrative activities in the United States.

EBITA increased $229 million to $488 million in 2000 from $259 million in 1999. The improvement in the EBITA margin from 14% in 1999 to 15% in 2000 was due primarily to contributions from acquisitions as well as organic growth in the United States, mainly in the retail and book segments, amplified by increased efficiencies in retooled plants. Canadian and European operations also benefited from organic growth in the first six months. Operating income in Europe was unfavorably impacted by foreign exchange and fixed costs related to the shutdown of a plant during the second quarter of 2000.

Net income for the six months ended June 30, 2000 was $100 million and earnings per share was $0.65 compared with $68 million and $0.54 respectively for the corresponding period in 1999. On a cash basis, earnings per share before goodwill amortization rose 39% from $0.62 to $0.86.

Amortization of fixed assets and deferred charges increased 56% to $182 million in 2000 from $117 million in 1999. The increase was primarily due to business acquisitions and capital spending in prior years.

Financial expenses increased $82 million to $116 million in 2000 from $34 million in 1999. The increase was a result of the debt incurred and assumed in acquisitions as well as the increase in short-term interest rates compared with the preceding year. In 2000, a gain on redemption of debentures of $3.8 million was recorded in reduction of financial expenses.

The effective tax rate was 29.7% for the first six months of 2000 and 28.4% for the same period in 1999. This increase is primarily due to the inclusion acquisition of WCP taxable income impacted by the higher U.S. tax rate offset by lower tax on financing instruments.

Goodwill amortization increased $23 million to $32 million in 2000 from $9 million in 1999. This increase results from additional goodwill of $1.9 billion incurred principally through the WCP acquisition, which is being amortized over 40 years.

LIQUIDITY AND CAPITAL RESOURCES

We continued to generate a high level of cash provided from operating activities in the first six months of 2000, reaching $289 million compared with $233 million in 1999. Working capital was $158 million at June 30, 2000 compared with $73 million at December 31, 1999 and $267 million at June 30, 1999. The decrease of $109 million or 41%, when compared with to June 1999, was primarily due to the U.S. asset securitization program which began in September 1999, and accrued expenses generated from the purchase of WCP and short-term restructuring charges. The increase from December is explained by the timing of payments related to income taxes as well as disbursements for restructuring activities.

On July 12, Quebecor World issued Senior Notes for a principal amount of $250 million comprised two tranches. The first tranche of $175 million bearing interest of 8.42% matures on July 15, 2010, while the second tranche of $75 million bearing interest of 8.52% matures on July 15, 2012. Net proceeds from the Notes will be used to refinance our existing acquisition bank credit facilities. The key objectives of this private placement are to extend the maturities of our long-term debt as well as diversify funding sources.

As of June 30, 2000, we repurchased for cancellation, under the Normal Course Issuer Bid announced on April 4, 2000, a total of 557,408 Subordinate Voting Shares for a total amount of approximately CDN$16.8 million, at an average cost per share of CDN$30.17. We have committed to repurchase a total of 500,000 shares in the first quarter of 2001 at an average price per share of CDN$36. The issuer bid was funded with cash proceeds,


6                                                                 Page 9 of 16
totaling $24 million for the first 6 months of 2000, from the sale of non-core assets such as the MDC shares sold in the first quarter of 2000 and other assets made redundant as a result of restructuring.

Capital expenditures totaled $102 million and $73 million in the first six months of 2000 and 1999, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain modern, efficient plants, and continually increase productivity. Under this program, we will invest approximately $250 million in 2000, including $138 million on new equipment and $56 million on replacement of existing equipment and environmental compliance. The balance will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future.

FINANCIAL POSITION

On June 30, 2000 and 1999, our total debt was $2.6 billion and $1.0 billion, respectively. Our debt-to-equity ratio decreased to 53:47 from 55:45 at December 31, 1999 while it stood at 37:63 on June 30, 1999 and at 62:38 at the time of the acquisition of a 51% interest in WCP on August 20, 1999. The increase in our debt, compared with the prior year, was primarily due to the $923 million of debt incurred for business acquisitions and the $1,258 million of debt assumed in the acquisition of WCP. In the six-month period ending June 30, 2000, free cash flow from operations, net of capital expenditures and preferred share dividends, reached $206 million and was largely used to pay down outstanding debt. In 1999, we generated $164 million of free cash flow from operations. Our securitization program amounted to $486 million as of June 30, 2000 compared with $58 million as of June 30, 1999 and $492 million as of December 31, 1999.

RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented. We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of June 30, 2000, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES

In 1998 and 1999, the Accounting Standards Board of the Canadian Institute of Chartered Accountants published new requirements related to the accounting for employee future benefits and future income taxes with the possibility of adoption in the year 2000. In the first quarter of this year, we adopted these new accounting guidelines and applied the recommendations retroactively, restating comparative periods. The cumulative effect of these changes is discussed in Note 1 of the Quarterly Financial Statements.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.


Page 10 of 16                                                                7

CONSOLIDATED STATEMENTS OF INCOME

Periods ended June 30
(In thousands of U.S. dollars, except for earnings per share amounts)
(Unaudited)

                                                                Three months                   Six months
------------------------------------------------------------------------------------------------------------------
                                                                2000          1999            2000            1999
------------------------------------------------------------------------------------------------------------------
                                                                        (Restated)                      (Restated)
                                                                          (Note 1)                        (Note 1)
REVENUES                                                  $1,549,052      $944,323      $3,179,491      $1,854,838

Operating expenses:
   Cost of sales                                           1,178,193       724,343       2,451,074       1,445,917
   Selling, general and administrative                       114,889        74,836         240,792         149,929
   Amortization of fixed assets and deferred charges          88,278        59,402         181,687         116,726
------------------------------------------------------------------------------------------------------------------
                                                           1,381,360       858,581       2,873,553       1,712,572
------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                             167,692        85,742         305,938         142,266

Financial expenses                                            54,466        15,889         115,560          33,673
------------------------------------------------------------------------------------------------------------------

Income before income taxes                                   113,226        69,853         190,378         108,593

Income taxes:
   Current                                                    10,525        11,862          20,923          18,035
   Future                                                     23,136         7,976          35,620          12,805
------------------------------------------------------------------------------------------------------------------
                                                              33,661        19,838          56,543          30,840
------------------------------------------------------------------------------------------------------------------

Income before non-controlling interest                        79,565        50,015         133,835          77,753

Non-controlling interest                                         672           339           1,114             761
------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                       78,893        49,676         132,721          76,992

Goodwill amortization                                         16,120         4,412          32,339           8,543
------------------------------------------------------------------------------------------------------------------

NET INCOME                                                $   62,773      $ 45,264      $  100,382      $   68,449

Net income available to holders of preferred shares            2,533         2,544           5,115           5,021
------------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares          $   60,240      $ 42,720      $   95,267      $   63,428
------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                        $     0.41      $   0.36      $     0.65      $     0.54

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION           $     0.51      $   0.41      $     0.86      $     0.62
------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
   (in thousands)                                            147,434       117,589         147,571         116,723
------------------------------------------------------------------------------------------------------------------


8                                                                Page 11 of 16

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30
(In thousands of U.S. dollars)
(Unaudited)

                                                                           Six months
-----------------------------------------------------------------------------------------------
                                                                        2000               1999
-----------------------------------------------------------------------------------------------
                                                                                     (Restated)
                                                                                       (Note 1)
OPERATING ACTIVITIES
   Net income                                                      $ 100,382          $  68,449
   Non-cash items in net income:
      Amortization of fixed assets                                   168,978            111,448
      Amortization of goodwill and deferred charges                   45,048             13,820
      Amortization of deferred financing costs                         4,180                828
      Future income taxes                                             35,620             12,805
      Other                                                             (137)             1,104

   Changes in non-cash balances related to operations:
      Trade receivables                                              140,205             83,130
      Inventories                                                      8,930             14,113
      Trade payables and accrued liabilities                        (180,381)           (74,989)
      Other current assets and liabilities                           (18,872)             4,052
      Other non-current assets and liabilities                       (14,474)            (1,337)
-----------------------------------------------------------------------------------------------
   Cash provided from operating activities                           289,479            233,423

FINANCING ACTIVITIES
   Net change in bank indebtedness                                    (2,541)           (16,975)
   Net proceeds from issuance of capital stock                         2,051            158,946
   Shares repurchased under a Normal Course Issuer Bid               (12,842)                 -
   Repayments of long-term debt                                     (184,543)          (248,755)
   Dividends on equity shares                                        (22,098)           (16,233)
   Dividends on preferred shares                                      (5,074)            (5,089)
   Dividends to non-controlling interest                                   -                (19)
-----------------------------------------------------------------------------------------------
   Cash used by financing activities                                (225,047)          (128,125)

INVESTING ACTIVITIES
   Business acquisitions, net of cash and cash equivalents              (545)           (51,645)
   Additions to fixed assets                                        (102,446)           (72,939)
   Net proceeds from disposal of non-core assets                      23,919              8,278
-----------------------------------------------------------------------------------------------
   Cash used by investing activities                                 (79,072)          (116,306)

Effect of exchange rate changes on cash and cash equivalents          14,903             12,375
-----------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                263              1,367

Cash and cash equivalents, beginning of period                         3,613                309
-----------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                           $   3,876          $   1,676
-----------------------------------------------------------------------------------------------


Page 12 of 16                                                                9

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

                                                       June 30       December 31           June 30
                                                   (Unaudited)         (Audited)       (Unaudited)
---------------------------------------------------------------------------------------------------
                                                          2000              1999              1999
---------------------------------------------------------------------------------------------------
                                                                      (Restated)        (Restated)
                                                                        (Note 1)          (Note 1)
ASSETS

Current assets:
   Cash and cash equivalents                        $    3,876        $    3,613        $    1,676
   Trade receivables                                   586,380           743,305           621,217
   Inventories                                         470,882           486,228           222,928
   Future income taxes                                  32,185            36,385            35,385
   Prepaid expenses                                     29,945            27,831            31,290
---------------------------------------------------------------------------------------------------
                                                     1,123,268         1,297,362           912,496

Fixed assets, net of accumulated
   amortization of $1,285,889, $1,180,316
   and $1,108,180 respectively                       2,795,690         2,895,307         2,178,420
Goodwill                                             2,474,426         2,526,707           670,790
Other assets                                           136,381           153,752            97,380
---------------------------------------------------------------------------------------------------

                                                    $6,529,765        $6,873,128        $3,859,086
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank indebtedness                                $    3,094        $    5,646        $    4,331
   Trade payables and accrued liabilities              903,236         1,103,171           549,665
   Income and other taxes                               17,762            38,751            54,001
   Current portion of long-term debt                    41,371            77,260            37,461
---------------------------------------------------------------------------------------------------
                                                       965,463         1,224,828           645,458

Long-term debt                                       2,435,337         2,582,911           949,775
Other liabilities                                      294,837           290,203           160,614
Future income taxes                                    285,497           255,000           294,202
Convertible debentures                                 166,982           179,752            52,583
Non-controlling interest                                22,238            22,002            21,378

Shareholders' equity:
   Capital stock                                     1,647,323         1,653,846         1,061,448
   Contributed surplus                                  88,737            88,737            88,737
   Other paid-in capital                                17,976            20,831                 -
   Retained earnings                                   719,096           650,155           671,355
   Translation adjustment                             (113,721)          (95,137)          (86,464)
---------------------------------------------------------------------------------------------------
                                                     2,359,411         2,318,432         1,735,076
---------------------------------------------------------------------------------------------------

                                                    $6,529,765        $6,873,128        $3,859,086
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


10                                                               Page 13 of 16

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except per share data)
(Unaudited)

1.  ACCOUNTING CHANGE:

    Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for employee future benefits, including pension and non-pension post-retirement benefits.

    a)  INCOME TAXES

        In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, "Income Taxes". Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

        The Company has adopted the new recommendations of the CICA in 2000 and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1,
        1999).

        Accordingly, the financial statements for the six months ended June 30, 1999 have been restated to comply with the provisions of Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

    b)  EMPLOYEE FUTURE BENEFITS

        In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, "Employee future benefits". Under Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions and workers' compensation. The Company previously expensed the cost of post-retirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

        The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other post-retirement benefits is reported as a restatement to decrease of the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

    c)  SUMMARY EFFECT

        The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the six months ended June 30, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.


                                                       Three months                     Six months
        -------------------------------------------------------------------------------------------------------------------
                                                                  Earnings                         Earnings        Retained
                                                Net income       per share       Net Income       per share        earnings
        -------------------------------------------------------------------------------------------------------------------

        As previously reported                    $ 45,890         $ 0.37         $ 70,113          $ 0.56        $ 674,023
        Effect of Section 3465                        (497)         (0.01)          (1,127)          (0.02)           7,563
        Effect of Section 3461, net of taxes          (129)             -             (537)              -          (10,231)
        -------------------------------------------------------------------------------------------------------------------

        As restated                               $ 45,264         $ 0.36         $ 68,449          $ 0.54        $ 671,355
        -------------------------------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------------------------------


Page 14 of 16                                                               11

                               Quebecor World Inc.

                             BREAKDOWN OF REVENUES
                                   SIX MONTHS



      [GRAPHIC--PERFORMANCE PIE]               [GRAPHIC--PERFORMANCE PIE]

         BY PRODUCT                               BY GEOGRAPHIC SEGMENT
         ----------                               ---------------------
         28% Magazines                      74% United States
         17% Retail inserts                 10% Canada
         16% Catalogs                       14% Europe
         15% Specialty Printing              2% Latin America Earnings Per Share
             and Direct Mail
         13% Books
         5%  Directories
         6%  Pre-media and
             other value-
             added services






  OPERATING MARGINS          EARNINGS PER SHARE         CASH EARNINGS PER SHARE
     SIX MONTHS                  SIX MONTHS                    SIX MONTHS


6.9%  7.0%  7.7%  9.6%   $0.42  $0.47  $0.54  $0.65   $0.46  $0.52  $0.62  $0.86

1997  1998  1999  2000    1997   1998   1999   2000    1997   1998   1999   2000


                              [QUEBECOR WORLD LOGO]

                        QUEBECOR WORLD INC. HEAD OFFICE
           612 Saint Jacques Street, Montreal, Quebec, Canada H3C 4M8
             Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                              www.quebecorworld.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    QUEBECOR WORLD INC.

                                    By:    /s/  CLAUDINE TREMBLAY
                                          --------------------------------
                                    Name:       Claudine Tremblay
                                    Title:      Assistant Secretary



Date: AUGUST 30, 2000



                                                                   PAGE 16 OF 16